FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS INVESTMENTS, LLC hereby files with the Securities and Exchange
Commission, pursuant to Rule 2, its statement claiming exemption as a holding
company from the provisions of the Public Utility Holding Company Act of
1935, and submits the following information:

1) <u>Name, state of organization, location and nature of business of
   claimant and every subsidiary thereof, other than any exempt wholesale
   generator (EWG) or foreign utility company in which claimant directly
   or indirectly holds an interest</u>.

   a) <u>WPS Investments, LLC</u> is a nonutility company organized on
      November 21, 2000 under the laws of the State of Wisconsin. Its
      principal offices are located at the principal executive offices
      of Wisconsin Public Service. WPS Investments is owned 46% by
      Wisconsin Public Service, 13% by Upper Peninsula Power, and 41%
      by WPS Resources. The principal business of WPS Investments is
      to hold the investment in American Transmission Company LLC and
      Guardian Pipeline, LLC. At December 31, 2003, WPS Investments
      owned approximately a 19.8% interest in American Transmission
      Company and a 33 1/3% interest in Guardian Pipeline, LLC.

      Subsidiaries of WPS Investments consist of the following:

      (i) <u>American Transmission Company LLC</u> is a utility company
          organized on June 12, 2000 under the laws of the State of
          Wisconsin. Its principal offices are located at N19 W23993
          Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047.
          The principal business of American Transmission Company LLC
          is to own and operate the transmission assets formerly
          owned by Wisconsin Public Service, Upper Peninsula Power
          Company, Wisconsin Power and Light Company, Wisconsin
          Electric Power Company, Madison Gas and Electric Company,
          Wisconsin Public Power, Inc., and various retail electric
          cooperatives and municipal utilities. The transmission
          assets of these utility companies were transferred on
          January 1, 2001 in exchange for equity interests in
          American Transmission Company LLC.

       (ii)   <u>Guardian Pipeline, LLC</u> is a nonutility company organized on March 11, 1999 under the laws of the State of Delaware. Its principal offices are located at 200 South Executive Drive, Brookfield, Wisconsin 53005. The principal business of Guardian Pipeline, LLC is to own and operate a 142-mile, 36-inch gas transmission pipeline extending from Joliet, Illinois to Ixonia, Wisconsin.

2)   <u>A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.</u>

Statistics set forth in the answer to this item are as of December 31, 2003

a)   <u>American Transmission Company LLC</u> owns and operates electric transmission facilities throughout eastern Wisconsin, portions of Illinois, and the Upper Peninsula of Michigan. Transmission and distribution facilities owned by American Transmission Company include 8,878 miles of transmission lines, 100 wholly owned transmission substations, and 350 jointly owned transmission substations.

3)   <u>The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies</u>:

Not Applicable

4)   <u>The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars</u>.

Not Applicable

LIST OF EXHIBITS

Exhibit A-6   Balance Sheet at December 31, 2003, and Statements of Income of American Transmission Company LLC for the year ended December 31, 2003.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2004.

                                    WPS INVESTMENTS, LLC

                                    /S/ Joseph P. O'Leary
                                        Joseph P. O'Leary
                                        Senior Vice-President and
                                        Chief Financial Officer

Attest: /S/ Barth J. Wolf
             Barth J. Wolf
             Secretary and
             Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence
concerning this statement should be addressed:


Barth J. Wolf, Secretary
WPS Investments LLC
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001


Exhibit A-6

American Transmission Company LLC
Balance Sheet
December 31, 2003
(in thousands)
Unaudited

	2003
ASSETS	
Transmission and General Plant	
Property Plant & Equipment	$1,354,377
Less Accumulated Depreciation	(558,267)
	796,110
Construction Work in Progress	113,057
Net Transmission and General Plant	909,167
Current Assets	
Cash and Cash Equivalents	9,165
Accounts Receivable	22,525
Other Current Assets	1,387
Total Current Assets	33,077
Regulatory and Other Assets	
Regulatory Assets	8,512
Other Assets	9,595
Total Regulatory and Other Assets	18,107
Total Assets	$960,351
MEMBERS' EQUITY AND LIABILITIES	
Capitalization	
Members' Equity	$432,693
Long-term Debt	448,215
Total Capitalization	880,908
Current Liabilities	
Accounts Payable	21,821
Accrued Liabilities	28,974
Current Portion of Advances Under Interconnection Agreements	15,797
Total Current & Accrued Liabilities	66,592
Long-term Liabilities	12,851
Total Members' Equity and Liabilities	$960,351

American Transmission Company LLC
Income Statement
For the Twelve Months Ending December 31, 2003
(in thousands)
Unaudited

	2003
Operating Revenues	
Transmission Service Revenue	$224,453
Other Operating Revenue	1,155
Total Operating Revenues	225,608
Operating Expenses	
Operations and Maintenance	93,681
Depreciation and Amortization	40,694
Taxes Other Than Income	5,174
Deferral of Start-up Costs	0
Total Operating Expenses	139,549
Operating Income	86,059
Other Income	
Other Income (Expense), net	81
Allowance for Equity Funds Used During Construction	2,474
Total Other Income	2,555
Earnings Before Interest and Tax	88,614
Interest Expense	
Interest Expense	27,730
Allowance for Borrowed Funds During Construction	(1,822)
Net Interest Expense	25,908
Earnings Before Taxes	$62,706